

Mail Stop 4628

April 28, 2016

Via E-mail
Taiwo Aimasiko
Chief Executive Officer
Bemax Inc.
625 Silver Oak Drive
Dallas, Georgia 30132

      Re: **Bemax, Inc.**
               Form 10-K for the Fiscal Year ended May 31, 2015
               Filed August 10, 2015
               File No. 333-197756

Dear Ms. Aimasiko:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Karl Hiller

                                   Karl Hiller
                                   Branch Chief
                                   Office of Natural Resources